PRACTUS

October 11, 2022

Mr. Jeff Long

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Management Investment Trust (the “Trust’) (File Nos. 811-08822 and 033-85242)

Dear Mr. Long:

You recently provided me comments relating to the annual shareholder report filing on Form N-CSR (the “Shareholder Report”) with respect to the Wellington Shields All-Cap Fund (the “Fund”) – for the fiscal year ended November 30, 2021, as filed with the U.S. Securities and Exchange Commission on February 4, 2022. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: Note that Form N-CSR, Item 13(a)(2) includes reference to a certification required by Rule 30a-2(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) from the Fund’s principal executive officer and principal financial officer which is to be filed as an Exhibit to Form N-CSR. The certification sets forth in Section 4(d) that the certifying officers disclose in the report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. The registrant’s certification filed as part of its N-CSR for the year ended November 30, 2021 states in Section 4(d) that the period covers the second fiscal quarter of the period covered by the report. For future N-CSR filings, please revise the Fund’s certification in Section 4(d) to state that the appliable period is the period covered by the report, rather than the Fund’s second fiscal quarter of the period covered by the report.

Response: The Trust will undertake to include the correct period in Section 4(d) of the certification as required by Form N-CSR with respect to future N-CSR filings.

2.	Comment: This comment relates to the Notes to Financial Statement in the Shareholder Report, Note #4. Investment Advisory Agreement. The Notes to Financial Statements in the Report states, in relevant part:

JOHN H. LIVELY ● MANAGING PARTNER 11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112 Practus, LLP ● John.Lively@Practus.com ● Practus.com

Mr. Long
U.S. Securities and Exchange Commission
October 11, 2022

 The Advisor has agreed to waive or limit its fees and to assume other expenses so that the total annual operating expenses of the Fund (other than interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of each Fund’s business, Acquired Fund Fees and Expenses and amounts, if any, payable pursuant to a Rule 12b-1 Plan) are limited to 1.50% of the average daily net assets of the Fund through the period ending April 1, 2022 (“Expense Limitation Agreement”). It is expected that the Expense Limitation Agreement will continue from year-to-year thereafter, provided such continuance is specifically approved by a majority of the Trustees who (i) are not “interested persons” of the Trust or any other party to the Expense Limitation Agreement, as defined in the Investment Company Act of 1940, as amended (“1940 Act”); and (ii) have no direct or indirect financial interest in the operation of this Expense Limitation Agreement. The Expense Limitation Agreement may also be terminated by the Advisor and the Trust at the end of the then current term upon not less than 90-days’ notice to the other party as set forth in the Expense Limitation Agreement.

The Fund may, at a later date, reimburse the Advisor the management fees waived or limited and other expenses assumed and paid by the Advisor pursuant to the Expense Limitation Agreement for a period of three years from the date of the actual waiver or expense reimbursement, provided the Fund has reached a sufficient asset size to permit such reimbursement to be made without causing the total annual expense ratio of the Fund to exceed the percentage limits stated above. Consequently, no reimbursement by the Fund will be made unless: (i) the Fund’s assets exceed $10 million; (ii) the Fund’s total annual expense ratio is less than the percentage limit stated above; and (iii) the payment of such reimbursement has been approved by the Trustees on a quarterly basis. The Advisor may recoup fees and expenses waived or reimbursed for the Wellington Shields Small-Cap Fund prior to its reorganization into the Fund, and fees and expenses waived or reimbursed for the Fund after the reorganization, which occurred as of the close of business on November 25, 2019. In accordance with the Expense Limitation Agreement, as of November 30, 2021, the below fees were available for recoupment through the fiscal years identified:

2022               $68,962

During the fiscal year ended November 30, 2021, the Advisor waived fees totaling $0 and recouped fees totaling $126,630. Subsequent to the fiscal year ended November 30, 2021, the Advisor waived its recoupment rights for the remaining $68,962 related to the fiscal year 2022.

Mr. Long
U.S. Securities and Exchange Commission
October 11, 2022

 Please identify in your correspondence the amount of fees/expenses that were waived or limited or expenses reimbursed for the Fund and the predecessor Fund, the Wellington Shields Small Cap Fund, for the period November 30, 2019 through November 30, 2021which may be subject to recoupment by the Adviser.

Response:   In connection with the reorganization of the Wellington Shields Small-Cap Fund (“Small-Cap Fund”) into the Fund, shareholders of the Small-Cap Fund and the Fund approved a proposal to allow recoupment of amounts previously waived or reimbursed to the Small-Cap Fund prior to the reorganization by the adviser, Capital Management Associates, Inc. (“CMA”) and carried over to the All-Cap Fund after the reorganization. The following tables describe for each of the Funds, the amounts of previously waived expenses for which CMA was entitled to seek reimbursement.

All-Cap Fund

Fee Waiver/Expense Reimbursement
of or Recoupment of Prior Expenses
Fiscal Year Ended	Waived/Reimbursed by Adviser
November 30, 2018[3]	$32,678
November 30, 2017[2]	$28,504
November 30, 2016[1]	$25,601
1 Subject to reimbursement by the Fund through November 30, 2019. 2 Subject to reimbursement by the Fund through November 30, 2020. 3 Subject to reimbursement by the Fund through November 30, 2021.

.

Small-Cap Fund

Fee Waiver/Expense Reimbursement
or Recoupment of Prior Expenses
Fiscal Year Ended	Waived/Reimbursed by Adviser
November 30, 2018[3]	$58,612
November 30, 2017[2]	$37,434
November 30, 2016[1]	$38,487
1 Subject to reimbursement by the Fund through November 30, 2019. 2 Subject to reimbursement by the Fund through November 30, 2020. 3 Subject to reimbursement by the Fund through November 30, 2021.

Mr. Long
U.S. Securities and Exchange Commission
October 11, 2022

Please note that $25,601 and $38,487 in waived or reimbursed advisory fees subject to recoupment for the All-Cap Fund and Small-Cap Fund, respectively, were waived for the fiscal year 2016. In 2019, CMA recouped $1,337 of the amount, and $62,751 expired (in 2019, per the Agreement).

In 2020, CMA was able to recoup advisory fees waived or reimbursed in 2017 ($65,938) plus an additional $9,339 in fees which were part of the total of $91,290 waived in 2018.

In 2021, CMA recouped the remaining 2018 balance of $81,951, plus $44,679 of the advisory fees waived in 2019 (of the $113,640 total).

For 2019, which was subject to recoupment through November 2022, the original waived fees were $41,479 for All-Cap and $71,891 for the Small Cap Fund, totaling $113,640. Of this total, $44,679 was recouped during 2021.  The balance of $68,679 has been waived.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

 John H. Lively